Back 2006-11-22, 12:04:54, EST

Insider: Hargreaves.S   **Issuer:** EnerNorth Indus   **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		0	2003-02-19	00 - Opening Balance-Initial SEDI Report	0	0
Common Shares		0	2006-11-17	51 - Exercise of options	3500	3500
Common Shares		3500	2006-11-17	51 - Exercise of options	-3500	0
Options (Common Shares)		145000	2006-11-17	51 - Exercise of options	-3500	141500